17004390

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 9 2017
16 REGISTRATIONS BRANCH

SEC[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lake Street Capital Markets, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South 6th Street, Ste 4750
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Skar (612) 326-1312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLC
(Name – *if individual, state last, first, middle name*)

225 South 6th Street, Ste 2300 (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Joseph Skar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lake Street Capital Markets, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNIE MARIE MAIER
Notary Public
Minnesota
My Commission Expires January 31, 2020

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lake Street Capital Markets, LLC

Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2016

LAKE STREET CAPITAL MARKETS, LLC

Audited Financial Statements

As of and for the Year Ended December 31, 2016

Table of Contents

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors
Lake Street Capital Markets, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Lake Street Capital Markets, LLC as of December 31, 2016, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Lake Street Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lake Street Capital Markets, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained on page 10 has been subjected to audit procedures performed in conjunction with the audit of Lake Street Capital Markets, LLC's financial statements. The supplementary information is the responsibility of Lake Street Capital Markets, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 24, 2017

Lake Street Capital Markets, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2016

ASSETS		
Cash	$	294,145
Deposit with clearing broker		100,000
Lease deposits		9,257
Receivables from clearing broker		102,678
Receivables from customers		99,507
Prepaid expenses		45,946
Investments in securities, at fair value (cost $325,230)		245,526
Furniture and equipment, at cost, net of accumulated depreciation of $86,906		52,711
TOTAL ASSETS	$	949,770
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	244,845
Accrued expenses		16,305
TOTAL LIABILITIES		261,150
Member's equity		688,620
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	949,770

See accompanying notes to financial statements.

Lake Street Capital Markets, LLC
STATEMENT OF OPERATIONS
For Year Ended December 31, 2016

REVENUES		
Trading commissions	$	1,188,357
Investment banking		429,061
Investment advisory fees		1,139,500
Research fees		318,734
Trading gains		125
TOTAL REVENUES		3,075,777
EXPENSES		
Bad debts		145,000
Employee compensation and benefits		2,060,070
Communications and data services		325,491
Travel		230,282
Clearing and trade execution		205,245
Occupancy		149,329
Professional services		48,189
General and administrative		77,366
Other expenses		61,122
TOTAL EXPENSES		3,302,094
OPERATING LOSS		(226,317)
OTHER INCOME (EXPENSE)		
Net unrealized loss on investments in securities		(88,008)
TOTAL OTHER INCOME (EXPENSE)		(88,008)
NET LOSS	$	(314,325)

See accompanying notes to financial statements.

Lake Street Capital Markets, LLC

STATEMENT OF MEMBER'S EQUITY

For Year Ended December 31, 2016

Member's equity at December 31, 2015	$	1,083,526
Capital contributions		10,000
Capital distributions		(90,581)
Net Loss		(314,325)
Member's equity at December 31, 2016	$	688,620

See accompanying notes to financial statements.

Lake Street Capital Markets, LLC
STATEMENT OF CASH FLOWS
For Year Ended December 31, 2016

OPERATING ACTIVITIES		
Net Loss	$	(314,325)
Adjustment to reconcile net loss to net cash used by operating activities		
Depreciation		22,570
Securities received as investment banking revenue		(72,500)
Net unrealized loss on investments in securities		88,008
Change in operating assets and liabilities		
Receivables from clearing broker		(19,636)
Receivables from customers		42,010
Prepaid expenses		30,723
Lease deposits		2,960
Accounts payable		(178,834)
Accrued expenses		(4,083)
NET CASH USED BY OPERATING ACTIVITIES		(403,107)
INVESTING ACTIVITIES		
Purchases of furniture and equipment		(1,862)
NET CASH USED BY INVESTING ACTIVITIES		(1,862)
FINANCING ACTIVITIES		
Capital contributions		10,000
Capital distributions		(90,581)
NET CASH USED BY FINANCING ACTIVITIES		(80,581)
NET CHANGE IN CASH		(485,550)
CASH, BEGINNING OF YEAR		779,695
CASH, END OF YEAR		294,145

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Lake Street Capital Markets, LLC (the Company) is a wholly-owned subsidiary of Lake Street Holdings, LLC (the Member). The Company, organized as a limited liability company under the Minnesota Limited Liability Company Act, is an introducing broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on November 30, 2012. The Company provides investment banking and securities brokerage services to institutional and corporate clients. The Member experiences limited liability to the extent of its capital balance.

(2) Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Receivable from clearing broker and receivables from customers – Receivable from clearing broker and receivables from customers (accounts receivable) are obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of December 31, 2016. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account. The Company does not charge interest on past due balances.

Revenue recognition – The Company earns revenue through trading commissions, investment banking fees, investment advisory fees, and research fees charged to clients.

Trading commissions: The Company buys and sells securities for its customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis. Commissions are recorded on a trade-date basis as securities transactions occur.

Investment banking: Investment banking fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Retainer fees: Some investment banking clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Offering fees: Offering fees include management fees and selling concessions, and are owed to the Company on completion of a transaction. Offering fees are recognized when the transaction is completed and the income is reasonably determinable.

Investment advisory fees: The Company bills and recognizes revenues for investment advisory services periodically as the services are performed as provided for under the terms of its agreement with the client.

Research fees: In lieu of, or in addition to trading commissions, certain institutional clients pay fees to the Company for access to the Company's equity research. Certain clients request that the Company invoice for these fees, and the Company recognizes the fees when the invoice is issued. Other clients pay research fees to the Company without an invoice, and such fees are recorded upon receipt from the client.

Depreciation and amortization – Depreciation and amortization are computed by the straight-line methods over estimated useful lives of three to seven years. Maintenance, repairs, and minor renewal are expensed when incurred.

Income taxes – The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company will record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Recently Issued Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Top 606; ASU 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both narrow aspects for Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial condition and cash flows.

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases." ASU No. 2016-02 was issued to increase transparency and comparability among organizations by recognizing all lease transactions (with terms in excess of 12 months) on the balance sheet as a lease liability and a right-of-use asset (as defined). ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with earlier application permitted. Upon adoption, the lessee will apply the new standard retrospectively to all periods presented or retrospectively using a cumulative effect adjustment in the year of adoption. The Company is currently assessing the effect that ASU No. 2016-02 will have on its results of operations, financial position and cash flows.

(4) Off-balance sheet risk

The Company clears all transactions for its customers on a fully disclosed basis with Wedbush Securities, Inc., who carries all the customer accounts and maintains the related records. The Company is liable to Wedbush for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary as of December 31, 2016.

(5) Fair Value Measurement

Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For investments in Level 3 securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, and other factors generally pertinent to the valuation of investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition may differ significantly from the currently estimated fair value.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equity	$ 70,824	$ -	$ -	$ 70,824
Warrants	$ -	$ -	$ 174,702	$ 174,702
	$ 70,824	$ -	$ 174,702	$ 245,526

The following table is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2016.

	Beginning Balance	Purchases	Unrealized losses	Ending Balance
Assets:				
Equity:	-	35,000	(35,000)	-
Warrants	$ 207,077		$ (32,375)	$ 174,702
	207,077	35,000	(67,375)	174,702

(6) Furniture and Equipment

Furniture and equipment consisted of the following as of December 31, 2016:

Computers and equipment	$ 72,564
Furniture and fixtures	67,053
Total cost	139,617
Accumulated depreciation	86,906
Furniture and equipment, net	$ 52,711

Depreciation expense charged to operations for the year ended December 31, 2016 was $22,570.

(7) Leases and Other Contractual Commitments

The Company leases its office facilities and certain equipment under operating leases. The lease for its Minneapolis office expires on February 27, 2018 and provides for base annual payments of $72,000. The lease for its Pasadena, CA office expires on May 31, 2017 and provides for base annual payments of $19,507 over the term of the lease.

The Company has entered into various contracts related to the license of its securities trading system and other data services which require it to pay license costs over periods ranging from one to two years.

The future minimum payments required under the leases and other contracts are as follows:

2017	$ 222,434
2018	98,682
	$ 321,116

Total expense under these contracts was $251,074 for the year ended December 31, 2016.

(8) Concentrations

The Company recognized accounts receivable of greater than 10% of the total from the following customers.

Percentage of Accounts Receivable	As of December 31, 2016
Customer A	50.8%
Customer B	41.6%

(9) Net capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At December 31, 2016, the Company had net capital of $289,999 which was $189,999 in excess of its required net capital of $100,000. The Company's aggregated indebtedness ratio was 0.88 to 1 as of December 31, 2016.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2016 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

(10) Subsequent events

The Company has evaluated subsequent events occurring through February 24, 2017, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

Lake Street Capital Markets, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

COMPUTATION OF NET CAPITAL

Total member's equity	$ 688,620
Deductions and/or charges:	
Non-allowable assets:	
Aged receivables from customers	84,207
Non-marketable securities	196,209
Prepaid expenses and deposits	55,203
Property and equipment, net	52,711
Non-allowable assets	388,330
Net capital before haircuts on securities positions	300,290
Haircuts on securities positions	10,291
Net capital	$ 289,999

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 261,150
Liabilities not subject to aggregate indebtedness	(4,941)
	$ 256,209

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 100,000
Excess net capital	$ 189,999
net capital in excess of 120% of minimum net capital requirement	$ 169,999
Ratio: Aggregate indebtedness to net capital	0.88:1

Lake Street Capital Markets, LLC

Minneapolis, Minnesota

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2016

LAKE STREET CAPITAL MARKETS, LLC

TABLE OF CONTENTS

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors
Lake Street Capital Markets, LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lake Street Capital Markets, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Lake Street Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Lake Street Capital Markets, LLC stated that Lake Street Capital Markets, LLC met the identified exemption provisions throughout the year ended December 31, 2016 without exception. Lake Street Capital Markets, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lake Street Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 24, 2017

LAKE STREET
CAPITAL MARKETS

February 17, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom it May Concern:

Lake Street Capital Markets claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) for the period from January 1, 2016 through December 31, 2016 because we do not hold customer fund or safekeep securities. Paragraph (k)(2) states: "The provisions of this section shall not be applicable to a broker or dealer: (ii) who, as an introducing broker or dealer, clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all the account of such customers and maintains and preserves such books and records pertaining there to pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer." Lake Street Capital Markets, LLC has met the identified exemption provisions above throughout this period without exception.

I, Thomas Cullum, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CEO
Date: 2/17/2017